September 23, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C.  20549

         Re:      Wimax EU, LTD
                  Amendment No. 2 to Registration Statement on Form SB-2 Filed August 26, 2005
                  File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd ("Wimax" or the "Company"). We are in receipt of your letter dated September 13, 2005 regarding the above referenced filing and the following are our responses:

Prospectus Cover

1. We note your response to our prior comment 1 from your letter dated August 5, 2005. It appears you have added the disclosure regarding Mr. Miles relationship to your company on the footnotes to the cover of the registration statement, rather than the first page of the prospectus. Please move such disclosure to the cover page of the prospectus.

         Answer: The disclosure regarding Mr. Miles relationship to the Company has been moved to the cover page of the prospectus.

Summary, page 1

2. Please provide a copy of the Intel Technology Journal marked to show the statistics you cite.

         Answer: The SB-2 has been amended to remove the statistics cited from the Intel Technology Journal.

3. Please balance your disclosure regarding the benefits of Wimax technology with shortcomings and challenges the technology faces. For example, If true, explain that there are roadblocks regarding international agreements on what part of the wireless spectrum to use, and that by using unlicensed frequencies, you could have interference on the lines among other drawbacks.

         Answer: The SB-2 has been revised to balance the Company's disclosure regarding the benefits of Wimax technology with shortcomings and challenges the technology faces, specifically the lack of client hardware for which a risk factor has been added. The Company has also included a disclosure regarding the advantages and disadvantages of both licensed and unlicensed frequencies.

4. Please explain the status of the technology's current development, as it appears the Wimax technology has not gone past the trials phrase of development. Please revise your statement on the top of page 2 "the technology we will utilize in serving it are well developed.

         Answer: The SB-2 has been amended to disclose that WiMax technology has been in development since 2000, and that testing of the technology has ended and final ratification is expected in the next few months.

5. As described in our prior comment 8, if you contract with the operators of existing broadcast antennas please explain what additional or different services you will provide t customers as compared to those that may be provided by existing broadcast antenna.

         Answer: The SB-2 has been revised to explain that the Company will not be competing with the current operators/owners from which the Company will lease space for the antennas, as the operators offer mobile phone and GSM services, while the Company will be providing Internet access and content. Additionally, the Company believes it can distinguish itself from their competitors by offering customer service that is available twenty-four hours a day, seven days a week.

6. Where you cite sources, ensure that you clarify the age of the sources' statistics. Also, tell us:

         o whether the sources you cite have consented to your use of the name and data in the prospectus,

         o        whether the sources are publicly available, and

         o whether any of the data was commissioned by you or prepared for your use in this registration statement.

         Answer: The SB-2 has been revised to remove all references to statistics and information obtained from outside sources.

7. Tell us the basis for your disclosure that the former "Eastern-bloc countries" have "largely non-existent telecoms infrastructure outside of the major cities."

         Answer: The SB-2 has been revised to remove the above referenced disclosure.

8. Please provide us a copy of the Analysis Research report regarding mobile phone penetration cited by the ZDNet Research blog you provided. Also, provide us with copies of the other data you cite in this paragraph from Eurostat and PC Magazine.

         Answer: The SB-2 has been revised to remove all references to the statistics and information obtained from the above mentioned sources.

Terms of the offering, page 2

9. Regarding your response to comment 10:

         o Please note that neither the Commission nor the staff approves registration statements. See Regulation S-B Item 501(a)(7).

         o Revise your disclosure to inform investors of the potential of an automatic suspension of your filing obligations under section 15(d) of the Exchange Act. Also include appropriate risk factors.

         Answer: The SB-2 has been amended to clarify that neither the Commission nor the staff approves registration statements, and to inform investors of the potential of an automatic suspension of the Company's filing obligations under section 15(d) of the Exchange Act.

Selling Stockholders, page 9

10. Please clarify whether the shares underlying Mr. Miles options are included in the column showing his aggregate beneficial ownership. If the shares are not included, please tell us the legal authority on which you rely to exclude them. Also, include all shares that Mr. Miles can sell under the registration statement in the "Shares of common stock to be sold" column.

         Answer: The SB-2 has been amended to include the shares underlying Mr. Miles options in the column showing his aggregate beneficial ownership.

Directors, page 10

11. We note your response to our prior number 14. Please disclose the date of the merger, so that it is clear how long the business was dormant.

         Answer:  The SB-2 has been amended to disclose the date of the merger.

Description of Business, page 13

12. We note your response to our prior comment 18 regarding the statistics you cite in paragraphs 5-6 on page 13 and paragraphs 3-7 on page 15. Please resend us the information to clearly mark the studies to show the data you have cited in your prospectus. Also, it appears that the printed version of what you have sent us has cut off large portions of the data. Also, provide us with a copy of the information you describe from the Wimax forum on page 17.

         Answer: The SB-2 has been revised to remove all references to statistics and information obtained from outside sources.

WiMax Wireless Broadband Internet, page 15

13. Please expand your disclosure in response to comment 21 to clarify the extent of the intellectual property that you would have to acquire to operate the business you describe in the prospectus. Also, please reconcile the fact that you do not have rights to the technology and your disclosure on page 15 that you do not intend to depend on proprietary technology with your claim on page 1 that you will offer the technology.

         Answer: This section has been revised to disclose that the Company does not believe that it will need to acquire any intellectual property to operate the business. In addition, this section has been reconciled with page 1 to disclose that although the Company has not acquired the technology to date, it anticipates it will be able to purchase the technology as soon as it becomes available.

Market Comparison, page 15

14. We note your responses to comments 22 and 23. With a view toward providing balanced disclosure regarding the development of your business, please tell us the circumstances surrounding the termination of negotiations with NetNext Wireless and the web site developer.

         Answer: The SB-2 has been revised to disclose the circumstances surrounding the termination of negotiations with NetNext Wireless and the web site developer.

Market for Common Equity, page 19

15. Please clarify your response to comment 27. It is unclear how your balance sheet would show more shares outstanding than authorized based on the reasons you cite.

         Answer: As set forth in our previous response to comment 27, the balance sheet has more shares outstanding than authorized because the stock split that occurred in 2005 was applied retroactively to the December 31, 2004 financial statement as required by SFAS 128 paragraph 133. SFAS 128 paragraph 133 requires an entity that has a stock dividend, stock split, or reverse stock split after the close of the period but before the issuance of the financial statements to compute basic and diluted EPS in those financial statements based on the new number of shares because those per-share amounts would have to be restated in the subsequent period. Based upon same, the forward split shares were retroactively applied to the December 31, 2004 financial statements.


Outside back cover of prospectus, page 23

16. Please reconcile the number of shares mentioned here with the number of shares in the fee table of your registration statement.

         Answer: The SB-2 has been revised to reconcile the number of shares on the outside back cover of the prospectus with the number of shares in the fee table of the registration statement.

Exhibits

17. We note your response to our prior comment 37. On page 20 you describe lock up agreements with multiple parties, yet you have only filed an agreement with one of them. Please file the other lock up agreements.

         Answer: Please be advised that all lock up agreements have been filed as exhibits.

18. We note your response to our prior comment 38. The waiver you have filed as an exhibit appears to cover only one shareholder. Please file the other waivers. Also, please explain why you deleted the disclosure discussing this waiver.

         Answer: Please note that there are no waivers and the waivers have been removed from the exhibit list. As set forth in the section entitled "Market for Common Equity and Stockholder Related Matters" the SB2 has been revised to reflect that these shareholders agreed to retire their shares received under the February 2005 forward split as an in-kind contribution back to the Company. In consideration for the registration of their shares, these shareholders entered into a one year lock up agreement with us in which they agreed to not sell more than ten (10%) percent of their outstanding shares every month.

June 30, 2005 Condensed Financial Statements

Condensed Statements of Operations, page 2

19. Please tell us why you believe the "Professional fees" per this statement are correct. It does not seem logical to us that the amount in the six-month period would exceed that in the inception to date period.

         Answer: The professional fees for the period inception to date has been revised as it did not include all the expenses for the total operating expense.

20. Please provide us with your weighed average number of shares outstanding calculation for all periods presented.

         Answer: The weighted average calculation for all periods presented has been provided supplementally.

Condensed Statements of Changes in Stockholders' Equity (Deficiency), page 3

21. Please refer to our prior comment 32. Please tell us why your par value share and number of authorized shares were not adjusted for your stock split. Also tell us about the "legal issue" mentioned in the last sentence of your response.

         Answer: Please note that the last sentence of the Company's previous response was issued in error. The par value share and number of authorized shares were not adjusted for the stock split as the resolution approving the stock split specified that the split shall only apply to the issued and outstanding shares of the Company's common stock.

Note D - Shareholders' Equity, page 10

22. Please refer to our prior comment 34. Provide us your computation, including any significant assumptions, of your expected market volatility of .0001% used in determining the amount of stock compensation related to option grants in 2005.

         Answer: The Company has been in existence a limited period of time and does not have significant data to calculate a historical volatility. Volatilities of similar companies in the industry were compared, as an estimate of expected volatility based on other factors was unable to be computed. Basically a minimum value calculator was applied which excludes the expected volatility of the underlying stock.

23. Please refer to our prior comment 35. We note from your response that "the Company accounts for the fair value of the call option in accordance with SFAS 150, which requires the Company to adjust to call option to fair value." To help us better understand your accounting for this transaction, please provide us with sample journal entries showing how you accounted for the put option and related stock option agreement. Additionally tell us how you considered the guidance set for in SFAS 133 and EITF 00-19.

         Answer: APB 25 was followed for stock options issued to employees; therefore, there was no "journal entry" to record the issuance of stock options to the Company's officer. If the transaction would have been recorded under SFAS 123, the journal entry would have been:

         Compensation expense                  $10
         Additional paid-in capital            $10

         Upon exercise of the option by the Company, the journal entry would be:

         Treasury stock                        $10
         Cash                                  $10

         The option is exercisable at the option of the Company; there is no guarantee that the option will be exercised. The guidance in EITF 00-19 as amended by SFAS 150 and SFAS 133 was reviewed, and the guidance of SFAS 150 was used to record the transaction.

December 31, 2004 Financial Statement, page F-1

24. Please refer to our prior comment 36. It is unclear to us how you revised this footnote or addressed the issues raised in our prior comment. Please advise.

         Answer: The following language was included in the footnote to disclose the amendment to the original agreement. "In addition, the agreement called for the issuance of 1,000,000 shares of stock. The Company recorded the fair value of $10,000 based on recent cash offering prices ($0.01 per share)."


ANSLOW & JACLIN, LLP


BY:     /s/  Gregg E Jaclin
--------------------------------
             GREGG E. JACLIN